Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Natural Grocers by Vitamin Cottage, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-182886) on Form S-8 of Natural Grocers by Vitamin Cottage, Inc. of our report dated December 12, 2012, with respect to the consolidated balance sheets of Natural Grocers by Vitamin Cottage, Inc. as of September 30, 2012 and 2011, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2012,  which report appears in the September 30, 2012 annual report on Form 10-K of Natural Grocers by Vitamin Cottage, Inc.

KPMG LLP

Denver, Colorado
December 12, 2012